July 14, 2008

Jack Lawrence
Chief Financial Officer
Corgi International Limited
201-N. Civic Drive
Walnut Creek, CA 94596

      Re: Corgi International Limited
               Form 20-F: For the fiscal year ended March 31, 2007
               Commission file number: 0-22161

Dear Mr. Lawrence:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief